Exhibit 23.2
CONSENT OF INDEPENDENT VALUATION FIRM
We consent to the inclusion in the Quarterly Report on Form 10-Q of Intevac, Inc. and subsidiaries for the quarterly period ended October 2, 2010 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of October 2, 2010 and to references to our firm’s name therein.
/s/ Houlihan Capital Advisors, LLC
Chicago, Illinois
November 2, 2010